Exhibit 21

CERTAIN SUBSIDIARIES OF MARKEL CORPORATION

State or Other Jurisdiction of Incorporation or Organization

Subsidiary
Essex Insurance Company	Delaware
Markel Insurance Company	Illinois
Markel American Insurance Company	Virginia
Shand/Evanston Group, Inc.	Virginia
Evanston Insurance Company	Illinois
Gryphon Holding Inc.	Delaware
Associated International Insurance Company	California
Terra Nova (Bermuda) Holdings Ltd.	Bermuda
Markel International Limited	England
Markel International Insurance Company Limited	England
Terra Nova (Bermuda) Insurance Company Ltd.	Bermuda
Markel Capital Limited	England